Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 27, 2021

The following transcript is from a webcast of the Wolfe Research Global Transportation & Industrials Conference on May 26, 2021, which has been made available on www.ConnectedContinent.com, the website maintained by CN providing information relating to its proposed combination with Kansas City Southern (“KCS”).

14th Annual Wolfe Research Global Transportation & Industrials Conference

Company Participants

•	Jean-Jacques Ruest, President, CEO & Director

•	Pat Ottensmeyer, CEO, President & Director

•	Paul Butcher, Vice-President, Investor Relations

•	Scott Group, Analyst

Presentation

Scott Group

Good morning, everyone. Welcome to day two of the Wolfe Research Global Transportation and Industrials Conference. I’m Scott Group, I’m the Transport analyst here at Wolfe. We’ve got a really exciting start to our conference today. We’ve got the first comment — joint comments from CN and KSU together since announcing their merger last week. Really, really happy to be joined by JJ Ruest, President and CEO of CN; and Pat Ottensmeyer, President and CEO of Kansas City Southern.

Paul Butcher from Investor Relations at CN has a quick comment he’s going to make. Then JJ and Pat are going to make a quick presentation. Then we will get right into questions. So Paul, I pass it to you.

Paul Butcher

Thank you, Scott. So before we begin, I’d like to draw your attention to the forward- looking statements and additional legal information, which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the U.S. and Canadian securities laws.

These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statement regarding forward-looking statements in our presentation. I will now turn it over to JJ Ruest, CN’s President and CEO.

Jean-Jacques Ruest

Well thank you, Paul. Start with me on Page 4. Good morning, everyone. Thank you for joining us today early. I am very pleased to be joined today with Pat at a major moment of the history of CN and KCS as you know, as of last Friday Kansas City Southern entered into a merger agreement with CN. We’re very excited about the future and our combined companies. Together, we will deliver significant value and benefit to our customers, value employees, shareholders and communities. Pat?

Pat Ottensmeyer

Okay. Thank you. Good morning. Good morning, Scott. Good morning, everyone. I’m also very pleased to be here to talk about this exciting and transformative transaction and be able to answer any questions that you have. As JJ mentioned, last Friday the Kansas City Southern Board of Directors unanimously approved the transaction with Canadian National, and we are totally focused and excited to join forces at this point with Canadian National to pursue this transaction and the regulatory approval. We think this combination is truly an exceptional opportunity for all of our stakeholders, obviously shareholders, but importantly, customers, employees, communities, and the whole spectrum of stakeholders. So with that, back to JJ.

Jean-Jacques Ruest

Thank you. Fantastic, Pat. So we’ll go on Page 5. So this morning, we took an important step by signing a renewed motion for the approval of the borders with the STB. We did this at 7:30 [AM]. We are confident that our filing will demonstrate why our combination is pro-competitive, that it will provide economic growth and that it will realize multiple network benefits across the continent.

Very importantly, our filing with the STB includes CN’s commitment to divest KCS’ 70-mile line between New Orleans and Baton Rouge. This divested route represents less than 0.7% of the 27,000 route-mile of our combined network. We believe this commitment eliminates the only area of overlap between CN and KCS network and should address any competitive concern with the STB.

We’ll go on Page 6. Our filing of this morning also outlined the public interest benefits of the combined CS — CN and KCS network. We will preserve connectivities by keeping all existing gateways open. We will add new single-line routes that will be faster and more cost-effective for our customers across the combined network. We will deliver important supply chain benefits across each of our major segments, we will contribute to major environmental benefits by taking trucks off the road and reducing emissions.

The support of our customers, communities and other stakeholders has been very positive and very strong. They recognize a competitive benefit of our combination, including providing better service and more competitive shipping options.

Pat Ottensmeyer

I just would comment and echo JJ’s comments, we’re very excited about the benefits that this combination offers to customers and other stakeholders. We have very, highly complementary networks that, in combination, will enhance competition, particularly as it relates to the connectivity between the U.S., Mexico and Canada with new, seamless, single-owner, single-operator service options.

Importantly, as JJ mentioned, the filing this morning commits to preserve access to all existing gateways. Importantly, our combination here connects two of the most well-known, established, premium corridors in North America, specifically the KCS section of the Meridian Speedway route between Shreveport and Jackson and then the CN Route from Jackson to Chicago to access the upper Midwest and Canada.

We believe that will allow us to immediately start capturing the exciting revenue opportunities that we’ve described once we are able to exit the voting trust and begin the combination and integration of the two networks.

Jean-Jacques Ruest

So we’ll move on Page 7. Moving on Page 7, we remain firmly committed to maintain our strong financial profile and an investment-grade rating we currently have the highest credit rating in the sector, resulting from our strong balance sheet, disciplined capital allocation and robust free cash flow.

We anticipate to reduce our debt very quickly. We have stopped our share buyback, and we will continue to generate strong free cash flow. We expect our leverage to be at 3.3x by 2023 and below 3x by 2024. Our two major credit rating agency, S&P and Moody’s, have publicly confirmed that they expect us to remain investment-grade following our transaction.

Pat Ottensmeyer

As JJ mentioned, the plan here is to use a standard plain vanilla voting trust. While in trust, KCS will continue to operate independently. Dave Starling, who many of you know, is our former President and CEO, will be the trustee. We’re very confident that this will satisfy the STB’s requirements for independence and are confident that, that will lead to an approval of the voting trust.

Once the KCS is in trust, I will continue to lead the company, and our management team will stay in place. We will have strong incentives to continue to operate and perform, and continue to invest in our network as we have planned to as an independent company.

The merger agreement with CN references our capital allocation policy that had been approved and communicated to investors prior to this transaction. So we think that will go a long way in terms of demonstrating the commitment to preserve the financial condition, the financial quality and financial strength of KCS while we’re in trust. So with all of that, again we feel very confident that the ingredients of this transaction and the structure that has been proposed will be satisfactory to the STB. JJ?

Jean-Jacques Ruest

Thank you. Yes. Thank you, Pat. To wrap this [audio gap] (9:14) up, on behalf of the entire CN and KCS team of railroaders, we’re very excited about the future together. Collectively, our shareholders, employees, customers and communities will benefit as a result of this major combination to create a continental railroad of the 21st century. So I think at this point, we’re ready to go to the Q&A, Scott.

Questions And Answers

Q—Scott Group

Okay. Great. Thank you, guys. So I’m going to start with some regulatory questions, and then I want to get into some of the meat of the merger and what the combined company is going to look like in the future.

So maybe just to start on the regulatory side. Do you have any expectation of when sort of the comment period is going to open? How long the comment period is going to be on the voting trust? And when would you actually expect a decision on the voting trust?

A—Jean-Jacques Ruest

Yes. Thank you. Maybe I can start and then if Pat wants to add in. So as you know, we signed a merger agreement with KCS last Friday morning. This morning, we filed a revised voting trust application with STB. Therefore, we look for the STB to promptly set the timetable to begin the public comment period and reviewing our application. We’ve made a number of verified statements this morning. We’re confident our proposed voting trust is of public interest and working under the expectation that the STB approval will be coming sometime in June. So that’s kind of the where we’re at right now.

Q—Scott Group

Okay. I guess at the end of the day why are you so confident in the voting trust approval? When you read the STB’s decision from early last week and their comments around a more cautious approach with voting trust and it’s a privilege, not a right, I guess what gives you the confidence that yours will be approved? I guess the key question a lot of people have is, is this public interest test and how you actually demonstrate that the voting trust is in the public interest? How do you think about all that?

A—Jean-Jacques Ruest

So we read the comments from the STB very carefully, and we learned from what they included. This morning, we did a number of verified statements to address those things. But to be clear, the statement of last week — of last Monday related to the voting trust was purely from a procedural point of view because at that time, we had — we did not have a merger agreement, which is a requirement. But now we have the merger agreement, which we filed.

And we’ve also we refiled this morning, all the other documents. We understand and appreciate the need of the STB to carefully review the use of the voting trust for a major merger. While we stated that we want a merger to be reviewed under the current rules, we actually, Scott, you remember, we volunteered for a pro-competitive new rule, we volunteered for the new merger rule.

So we’re using analytical structure of the voting trust that was approved by the STB for CP. Same trust piece, same plain vanilla. We, moreover, the submission that we made this morning really emphasized all the public interest that we create. We’ve committed to address the approximately 70-mile of overlap of KCS and CN in Louisiana that we will divest as part of our commitment to the merger.

And on the public benefit side, we’re creating the CN Greenway all the way from the southern part of Mexico to Detroit. Really converting truck from the highway to the railroad and saving a lot of CO2, carbon emission. We will further demonstrate our strong balance sheet, that was [inaudible] (13:00) by the STB. Cash flow and record rating profile that will provide certainty that we have the financial, we have the financial strength and have an integrity to satisfy the STB, the public interest analysis.

And very importantly, KCS will not be harmed in the trust, as Pat talked earlier about all the things [audio gap] (13:23) we will be able to fix and make sure that they have a financial strength as well. So I think this morning, we filed a lot of what the STB is looking for and providing a lot of substance and detail to some of the questions that they raised earlier this week — or earlier last week, I’m sorry.

Q—Scott Group

And so the STB — the one specific thing that they expressed concern about was the leverage of the company, and I saw your slides about expecting to get under three turns of leverage by the end of ‘24, is there a specific leverage level that the STB has told you that is too much for them? And I guess, is there a potential for you to revise the makeup of the deal to include more equity, less debt? Or are you comfortable that, as long as your investment grade, that everything is okay in terms of the current structure?

A—Jean-Jacques Ruest

To my knowledge, the STB does not indicate particularly a specific leverage target that they have. We are investment-grade, and S&P and Moody’s have confirmed that, in a review, we will remain investment-grade as part of our process. The leverage I indicated earlier is what we have in our financial forecast.

Q—Scott Group

Okay. Then assuming, I guess two different paths here. If you get voting trust approval, how long do you think it will take to then actually close the merger with the two parties. Then alternatively, if for whatever reason, the voting trust is blocked, do you view this as deal over? Or do you think you could still agree to see the full STB approval process out?

A—Jean-Jacques Ruest

So as I said earlier, we’re looking for the month of June for the STB to put a decision on the voting trust. Once the voting trust is approved, majority of the KCS shareholders will need to approve the transaction into our shareholders’ vote, which we’re confident will happen sometime end of the summer.

The Mexican competition bureau [audio gap] (15:28) and competition regulators will also need to approve the combination. Once we have all the required approval, our target is to close in voting trust in the second half of 2021, which means that we look forward to closely with the STB to close the transaction sometime in 2022.

Q—Scott Group

How about that second part, if the voting trust is blocked? Do you view this as, is there an appeal process? Is this game over? Or can you guys agree to continue the process of STB approval on the merger itself?

A—Jean-Jacques Ruest

In the outside chance this was going to happen, then we will reconvene within CN. We’ll have a dialogue with KCS, and then we’ll decide at that time, what’s the appropriate decision at that moment.

Q—Scott Group

Okay. Pat, I want to ask you, in the process of determining that this was a superior offer, was this just about sort of a superior price or was there a consideration that this creates a superior network in terms of size and reach? How do you think about the pro forma network of CN-KCS relative to the other transaction?

A—Pat Ottensmeyer

Well Scott, I’ll just —

A—Jean-Jacques Ruest

So maybe I can —

A—Pat Ottensmeyer

I’m sorry. I think.

A—Jean-Jacques Ruest

Go ahead. Go ahead, Pat.

A—Pat Ottensmeyer

I think from a KCS perspective, I really like to just focus on the path forward and our excitement for this transaction. I will say that the Board — our Board considered really all aspects of the transaction: value, risk, across the board, not just at the front end, but across the integration and the future outlook of the combined networks and determined that this was a superior transaction.

The details of the process that the Board went through getting to that conclusion will be included in the proxy statement, which should be available in the next few weeks. But as we look forward, see just tremendous benefits for this combination.

The markets that this will give access to, our customers’ access to the single-line service as we were able to engage with CN here just recently and better understand their strategy with respect to integration, synergy outlook, revenue opportunities and also their strategy regarding the path for regulatory approval became very clear that this transaction offers just tremendous benefits to not only shareholders, but customers, employees, the communities that we serve, and again will create one of a kind North American rail network that just doesn’t exist anywhere else.

Q—Scott Group

I asked this to JJ earlier, but Pat, just want to get your take here is there a path forward in the event that the voting trust is not approved to take a higher price, but with a longer time period? How do you think about that?

A—Pat Ottensmeyer

Well I think JJ described it accurately. We would just have to consider the conditions, what additional information is behind the STB’s decision and make a judgment at that point whether — what the proper — appropriate path forward might be.

Q—Scott Group

Okay. So let’s move on from some of the regulatory stuff and talk about what the combined company is going to look like in the future, so maybe just — there’s some simple things we just haven’t heard yet, like, what’s the name of the company? Where are the headquarters? Have you guys given any thoughts to the management team?

Certainly, I think Pat and the KCS team have just done a great job implementing PSR? Are there — do we think that some of the new management team has Pat, Samy, some of the guys that have just been instrumental in implementing PSR? How you think about all that?

A—Jean-Jacques Ruest

Thank you. So the name of the company will be Canadian National Railway post-combination. Montreal will remain the global headquarter of the combined company. As we said, Kansas City will be the U.S. headquarter of all of our combined U.S. operations. Mexico, which is a very important part of this combination, Mexico City will remain a headquarter in Monterrey. We will have four of the Board members of KCS join the Board of CN, which is very important for us.

As you mentioned, the management of KCS is very solid. They’ve done huge progress on PSR. When we buy a company or when we merge a company like KCS, we don’t only just merge with a network and the book of business, but also we merge with a talented team that created what they have created here in the last 25 years.

And just like when we did with the merger with EIC, we really want to create a melting pot of talent and make sure that the two teams come together as one and if we don’t lose any of the very valuable talent that created CN and created KCS.

So, we don’t have, at this point, determined who is going to do what, it’s very early to do this. It’s a step-by-step process. But I can assure you that we need and want detail of the KCS and where people are excited to create a great, solid team of the combined two companies.

It’s not about just the asset, it’s about the people, the customers and the communities. We want to create a railroad that has a feel and a spirit different than what we have currently in North America, want a railroad, which is more customer-focused, a railroad that’s more focused on growth, not just costs, costs, yes, but also much more on growth. And really enable the USMCA for what it means, what it should be and needs to be especially at the time where the economy — is about — is taking off, and the USMCA will come to life. And Mexico has a real shot at even some near-shoring from Asia, especially China. So in a of a mindset growth story, we need all the talent that we can get as good experience as well as a railroader.

Q—Scott Group

Okay. So on the $1 billion or up to $1 billion of EBITDA synergies, a rough sense of how much of that’s cost, how much of that’s revenue?

A—Jean-Jacques Ruest

So we — when we did the work at was done on public information and information we had gathered, on and off, in the last 25 years. Then when we had the opportunity to interact with Pat’s team and do the diligence in detail, we actually were very pleased with the business plan for the next 10 years. The commercial opportunity that we saw in Mexico, United States and related to the USMCA.

So we now have more revenue synergies, more revenue opportunities than what we started with when we made the offer. We also have more cost opportunities, cost synergies than what we started with when the we made the original offer. So we basically have a bigger pie of opportunities and synergies to make the combination successful.

Then the split of between costs and synergies is roughly — it was originally 80-20, let’s call it, now 75-25. So it’s heavily focused on the growth opportunity and conversion of traffic. So it’s about the same split, but there’s just more revenue opportunities and more cost opportunities than what we had envisaged when we [audio gap] (23:50) based on public information.

Q—Scott Group

And so on this idea of revenue synergies, help us understand what you couldn’t accomplish together, just from interline service, that you can now accomplish with single-line service, if I’m asking that right?

A—Jean-Jacques Ruest

So let me give you an example, and it’s a real life example. When you look at intermodal, the real solid intermodal network today in North America, they basically only run end-to-end on a single railroad to really connect Canada and Mexico, you really need to have a network that’s run by one, that’s owned by one, that’s maintained by one, where you create a service for one and you create destination block margin into a destination without having to be — without wasting time at the interchange. In a current case, it would be either Chicago or a lot of traffic or in a movement Jackson-Mississippi.

So the reality of intermodal is when our railroad does conversion long-haul like Rupert to Chicago or Long Beach to Chicago, when you do that with a single operator, over a time you become very successful and create a product that’s very competitive.

When you do an interline, the last 25 years of history shows that you don’t quite get there from here. So to really compete between St. Louis to Detroit and Toronto on the automotive part, having a single-line service, single operator, single mindset of how you create the network and how you create the operating plan is really what’s needed to compete with truck.

I think we will create a product that can also compete with the long-haul service from Laredo to Chicago, of UP and BN, because we will have a service that is really the ready start where the freight is manufactured, ready to terminate where the freight is being consumed. I think that in itself is definitely, definitely possible when you run as one of the combined network. Very difficult to do when you do it based on the interline service.

Q—Scott Group

Just because I think the synergy point is important. Maybe Pat, would love to just get your perspective here. Where do you see the biggest opportunities for synergies? And is there something unique about CN KSU combination that gives you more excitement about realizing these synergies.

A—Pat Ottensmeyer

I think as JJ said, there’s just tremendous benefits of having single-line service in terms of alignment of operating philosophy, alignment of resources, whether that’s track capacity, yard capacity, equipment, other things to really go after business that, I’ll say it this way that as interline partners requires an awful lot of trust to really make the commitments to go after that business.

So, while that may sound simple, but it really does make a huge difference when you have all of that aligned and under common control from — for a network that goes from deep into Mexico to the Upper Great Lakes, Chicago, Detroit and into Canada.

I think there’s an opportunity for carload business. Certainly, automotive and intermodal would be the headliners. As you know, Scott, we’ve been going after the intermodal cross-border for a long time. We’ve had a lot of success, but there is still a huge market opportunity there for truck conversions. If you look at the route of this combined network, that covers a huge catchment area for that opportunity.

So I think those are going to be the headliners, but I think we will see opportunities across all business units as we get into greater detail and depth of really diving into these markets. But the carload business, a lot of paper, electronics, steel is a big opportunity that we see. And automotive, intermodal are the most obvious and probably the largest opportunities for the long-haul.

Q—Scott Group

Can we just talk operating ratio for a second. If we were to just take the two businesses and combine them, I think the pro forma operating ratios of 58%, 59%, somewhere in that range. What do you think is the — what should this operating ratio of the combined business look like in a few years? Should this be a mid-50s operating ratio? There’s some rails that are now talking low-to mid-50s operating ratios, do you see the potential -where do you see the potential for this combined railroad?

A—Jean-Jacques Ruest

So just if I can just finish and add up to what Pat was saying earlier, the combined network is really also very focused on growing carloads. That’s why we really are making the place to keep the gateway open. We see a potential for lumber, for grain, for plastics, for petrochemical and in our view, in a pro-competitive merger under the new role that we have here, the focus is also to grow carload and make these gateways not only open, but we’d like to see more traffic flowing over these gateways.

In the world of carloads, typically, you always need two railroads, typically you always need two railroads to go from origin to destination. And keeping these gateways open and very fluid is very, very much part of our business plan.

Going back to the OR question, as you know, we at CN, we don’t guide on OR. We don’t provide long-term OR guidance. We’re very focused on operating income, free cash flow, top line revenue and the byproduct of that is good EPS growth. But I read your report of yesterday and I just to say that if I could leave it on that, I would be [audio gap] (30:08) interesting and insight.

Q—Scott Group

I missed — sorry, you broke up for a second. What was your point, that last point?

A—Jean-Jacques Ruest

I said I was reading your report of yesterday, of which you had some input, some assumption on operating ratio. And even though we don’t guide on OR, I thought your report was quite interesting.

Going back to the merger benefits, when you look at our verified statement this morning, you’re going to see an appendix [audio gap] (30:35) one piece of that are maps that will actually provide public benefit segment by segment. I think we broke down six major market segments where we give examples of where we see commercial opportunities and where we see benefit for major customer group.

A—Pat Ottensmeyer

I would just add –

A—Jean-Jacques Ruest

A lot of detail into what we filed today.

A—Pat Ottensmeyer

Sorry, we’re pulling you apart here, Scott. But I would just add that our philosophy at KCS has been very focused on service and growth. Certainly, believe that we have opportunities for further operating ratio improvement as does CN.

But I think the real power here, when you look forward, is going to be the EPS growth, the cash flow growth, and we’ll certainly be focused on cost efficiency and effectiveness. But, the growth opportunity that this combination presents is really the power of the franchise.

Q—Scott Group

And — that’s helpful. In terms of the remedies, you’d said today you’ll sell a 70-mile track -section of track. What else are you contemplating in terms of further divestitures or trackage rights, things like that?

A—Jean-Jacques Ruest

So I think what we’ve done today by making the commitment to sell the line between Baton Rouge and New Orleans, we are addressing directly ahead on the 2-for-1 point and what is the end result of all that is basically an end-to-end merger where the two railroad connect at a few points. I think we are addressing directly the overlap.

So I think between that and the addressing specifically the public interest advanced in the merger as well as addressing directly the question of the STB of financial integrity as far as the whole process, that pretty much covers, in our view, most of the point. Then we’ll be looking for the feedback from the STB.

Q—Scott Group

We’re unfortunately running out of time. Maybe just for each of you, can you guys just each give just a quick update on how — on the trends that you’re seeing? And you guys both have full year earnings guidance, how trends are tracking relative to what’s in your guidance? I don’t know, Pat, do you want to go first and then JJ?

A—Pat Ottensmeyer

Okay. We have guided at the beginning of the year to full year double-digit revenue growth, an operating ratio of 57.5, $9 of EPS and CapEx at 17% of revenue. As we sit here in almost the end of May we are still confirming that guidance. Our trends obviously off of easy comps from a year ago were very positive, and we know that there’s a lot of new business opportunities ahead. The economy looks good. So we’re very confident in the guidance that we provided at the beginning of the year. So that’s our outlook for the rest of the year.

A—Jean-Jacques Ruest

And on the CN side, Scott, our guidance is remain in place. We’re not changing this today. The railroad is running very well. It’s very fluid. Our injuries and accident are both down by a full [inaudible] (34:07) efficiency year-to-date is up 3.6%. Volume is solid at 13%.

And we actually have a efficiencies on the headcount in relation to RPM. Our headcount is up 8%. Our RPM is up 13%, and most of the operating metrics are very solid. When we start to report, you just need to remember that we will non-GAAP KCS merger costs. Currently, the Canadian dollar is very strong. So it has an impact on EPS. And fuel will have also an impact on the Q2 operating ratio. So I think if you put these things together, you have a sense of how we — the results would come out as in the course of this year.

A—Scott Group

Okay. We could have kept going for a lot longer, but we’ve got to stay on schedule. Pat, JJ, thanks so much for doing this. It’s an exciting time for both of you and congrats on the transaction and good luck through the process. Be in touch. Thank you, guys.

A—Pat Ottensmeyer

Thanks, Scott.

A—Scott Group

We’re going to get going in literally one minute with our fireside chat with Union Pacific. Thank you, JJ. Thank you, Pat. Appreciate it.

A—Jean-Jacques Ruest

Thank you.

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Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.